UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Chart Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16115Q308
(CUSIP Number)

Matthijs Schoten Chief Executive Officer Broadview Holding B.V. Van der Does de Willeboissingel 13, 5211 CC 's-Hertogenbosch, Netherlands
+31 73 687 5333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

_____________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)
Solely in the capacity of Broadview Investments B.V. as the direct owner of 2,387,298 shares of the Issuer’s Common Stock (as defined herein), and based upon an aggregate of 30,596,345 shares of the Issuer's Common Stock outstanding as of October 24, 2016 (as reported in the Issuer’s most recent quarterly report on Form 10-Q).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole director and sole shareholder of Broadview Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the 97.4% shareholder of Broadview Holding B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments Nederland B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL International Investments Luxembourg S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments Nederland B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL International Investments Luxembourg S.à.r.l.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,387,298*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,387,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments S.à.r.l.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 9 of 14

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125.

Item 2.	Identity and Background

(a) – (c) and (f)
This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by the below entities (each a “Reporting Person” and together the “Reporting Persons”):
Reporting Person	Directors and Officers	Address and Jurisdiction of Organization	Principal Business
Broadview Investments B.V. (“Broadview”)	Broadview Holding B.V. (Director)	Van der Does de Willeboissingel 13, 5211 CC, 's-Hertogenbosch, Netherlands	Making equity investments in public and private securities.
Broadview Holding B.V.	M. Schoten (Chief Executive Officer)	Van der Does de Willeboissingel 13, 5211 CC, 's-Hertogenbosch, Netherlands	Directing strategic developments, supporting long-term growth of portfolio companies and pursuit of new investment opportunities.
HAL Investments B.V.	R.Kers J.N. van Wiechen A.S. Vink G. van den Rozenberg (Managing Directors)	Weena 696, 3012 CN Rotterdam, The Netherlands	Investment, finance and holding company
HAL Investments Nederland B.V.	R.Kers J.N. van Wiechen A.S. Vink G. van den Rozenberg (Managing Directors)	Weena 696, 3012 CN Rotterdam, The Netherlands	Investment, finance and holding company
HAL International Investments Luxembourg S.à.r.l	M.F. Groot A,A. van 't Hof Th. van Rijckevorsel Teun Akkerman (Managing Directors)	15 Rue Edward Steichen, L 2540 Luxembourg	Investment, finance and holding company
HAL Investments S.à.r.l	M.F. Groot A,A. van 't Hof Th. van Rijckevorsel T. Akkerman (Managing Directors)	15 Rue Edward Steichen, L 2540 Luxembourg	Investment, finance and holding company
HAL Holding N.V. (“HAL Holding”)	M.F. Groot A,A. van 't Hof J.N. van Wiechen (Managing Directors)	Johan van Walbeeckplein 11 A Curaçao c/o 5 Avenue des Citronniers MC 98000 Monaco	Acquiring and holding significant shareholdings in public and private companies with the objective of increasing long term shareholders value.

HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. The business address of both M. van der Vorm and C.O. van der Vorm is c/o HAL Holding N.V., 5 Avenue des Citronniers, MC 98000, Monaco.  M. van der Vorm and C.O. van der Vorm are both citizens of The Netherlands. Mr. M. van der Vorm is Chairman of the Supervisory Board of HAL Holding N.V. Mr. C.O. van der Vorm is member of the Supervisory Board of HAL Holding N.V. Mr. M. van der Vorm and Mr. C.O. van der Vorm both disclaim beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 10 of 14

(d)
None of the Reporting Persons or the Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons or the Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for an aggregate purchase price of $32,644,049. The source of the funds for these purchases was the working capital of Broadview.
Item 4.	Purpose of Transaction

The information contained in the disclosure of Item 3 of this Schedule 13D is incorporated herein by reference.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities or debt instruments of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest, dispose or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity; (vi) raise or seek to raise capital; (vii) make or seek to make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (viii) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (vii) above.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 11 of 14

Item 5.	Interest in Securities of the Issuer

(a)

As of the close of business on November 10, 2016, Broadview beneficially owned 2,387,298 shares of Common Stock which constitutes 7.8% of the issued and outstanding shares of Common Stock based upon an aggregate of 30,596,345 shares of the Issuer's Common Stock outstanding as of October 24, 2016 (as reported in the Issuer’s most recent quarterly report on Form 10-Q).

As described in Items 2 and 5(b), the other Reporting Persons and the van der Vorms may be deemed to beneficially own the shares of Common Stock owned by Broadview; however, they disclaim beneficial ownership of such shares.

(b)

Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by each of them.

All of the Common Stock is directly owned by Broadview. Broadview Holding B.V. is the sole director and sole shareholder of Broadview.  HAL Investments B.V. is the 97.4% shareholder of Broadview Holding B.V.  HAL Investments Nederland B.V. is the sole shareholder of HAL Investments B.V.  HAL International Investments Luxembourg S.à.r.l is the sole shareholder of HAL Investments Nederland B.V.  HAL Investments S.à.r.l is the sole shareholder of HAL International Investments Luxembourg S.à.r.l.  HAL Holding is the sole shareholder of HAL Investments S.à.r.l. All decisions regarding voting and disposition of the Common Stock are made by Broadview through its director and HAL Holding through its executive board. As such, HAL Holding may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview; however, HAL Holding disclaims beneficial ownership of such shares.

HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm both disclaim beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview.

(c)

During the last sixty days, the only transactions in the Common Stock of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases on the NASDAQ Stock Market by the Reporting Persons:

Transactions in the Shares

Transaction Date	Quantity Acquired	Price (USD)
October 27, 2016	93,050	$30.00
October 28, 2016	180,000	$30.08
October 31, 2016	200,000	$27.47
November 1, 2016	131,833	$27.97
November 2, 2016	163,757	$28.05
November 3, 2016	77,121	$28.31
November 4, 2016	99,145	$28.86
November 7, 2016	100,000	$29.63
November 8, 2016	90,000	$29.51

CUSIP No. 16115Q308	SCHEDULE 13D	Page 12 of 14

(d)

No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by Broadview.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In August, 2016, Broadview entered into letter agreements with market participants (the “Counterparties”) pursuant to which Broadview granted the Counterparties put options to require Broadview to purchase an aggregate of 270,000 shares of Common Stock at a price of $30.00 per share. The put options are exercisable by the Counterparties during the period from August, 2016 through December 16, 2016. Unless exercised, the put options will expire in December 16, 2016. The Counterparties retain beneficial ownership of the shares subject to the put options unless Broadview purchases the shares. As consideration for the put options, the Counterparties agreed to pay Broadview a premium of $675,696.

There are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

Item 7.	Material to be filed as Exhibits

The following are filed as exhibits to Schedule 13D.

Exhibit A
Joint Filing Agreement, dated as of November 10, 2016, between Broadview Holding B.V., Broadview Investments B.V., HAL Investments B.V., HAL Investments Nederland B.V., HAL International Investments Luxembourg S.à.r.l, HAL Investments S.à.r.l and HAL Holding N.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 10, 2016.

BROADVIEW INVESTMENTS B.V.

By:	Broadview Holding B.V.
Its:	Managing Director

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

BROADVIEW HOLDING B.V.

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

HAL INVESTMENTS B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL INVESTMENTS NEDERLAND B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

CUSIP No. 16115Q308	SCHEDULE 13D	Page 14 of 14

HAL INTERNATIONAL INVESTMENTS LUXEMBOURG S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL INVESTMENTS S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL HOLDING N.V.

By:	/s/ M.F. Groot
Name:	M.F. Groot
Title:	Managing Director

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

Exhibit A

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.01 per share, of Chart Industries, Inc., a Delaware corporation.
Dated as of November 10, 2016.

BROADVIEW INVESTMENTS B.V.

By:	Broadview Holding B.V.
Its:	Managing Director

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

BROADVIEW HOLDING B.V.

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

HAL INVESTMENTS B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL INVESTMENTS NEDERLAND B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

CUSIP No. 16115Q308	SCHEDULE 13D	Page 14 of 14

HAL INTERNATIONAL INVESTMENTS LUXEMBOURG S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL INVESTMENTS S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL HOLDING N.V.

By:	/s/ M.F. Groot
Name:	M.F. Groot
Title:	Managing Director

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director